UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Legacy Education Alliance, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

52472J108

(CUSIP Number)

Barry Kostiner

1 N Sherri Lane

Spring Valley, NY 10977

(845) 323-0434

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 52472J108

1	NAMES OF REPORTNG PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Legacy Tech Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		4,653,511
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,653,511
WITH	10	SHARED DISPOSITIVE POWER:

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,653,511
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.99%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CP

(1)	Based on 27,932,708 shares of Issuer common stock outstanding and assumes the conversion of convertible debentures as further described in Item 5 below.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock (the “Common Stock”) of Legacy Education Alliance, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1490 N.E. Pine Island Road, Suite 5D, Cape Coral, Florida 33909.

Item 2. Identity and Background

Legacy Tech Partners, LLC (“LTP”) is a Delaware liability company and considered the “Reporting Person” hereunder. The address of LTP is 1 N Sherri Lane Spring Valley, NY 10977. LTP is a private investor.

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 8, 2021, the Issuer entered into a Senior Secured Convertible Debt Agreement with LTP, pursuant to which the Issuer issued an aggregate of $375,000 in the form of a Senior Secured Convertible Debenture (the “Debenture”) to LTP. The Debenture accrues interest at a rate of 10% and is due on the earlier of the occurrence of certain liquidity events with respect to the Issuer and March 8, 2022. The Debenture may be converted at any time after the issue date into shares of the Issuer’s Common Stock (the “Conversion Shares”) at a price equal to $0.05 per share. Together with each Conversion Share a warrant will be issued with a strike price of $0.05 per share and an expiration date of March 8, 2026 (the “Warrant”). Each of the Debenture and the Warrant provide that they may not be converted to the extent that, following such conversion, LTP would own more than 19.99% of the outstanding shares of the Issuer.

LTP has an obligation to lend the Issuer an additional $625,000 under the same terms prior to March 9, 2022, and an option to fund an additional $4 million under the same terms prior to March 8, 2024. LTP also has the option to extend the maturity date of each loan it makes to the Issuer, including the initial loan of $375,000 for a term not to exceed four years from the original maturity date of that loan. The Debenture is secured by a lien on all the Issuer’s assets. The Issuer’s U.S. subsidiaries entered into Guaranties on March 9, 2021 in favor of LTP under which such subsidiaries guaranteed the Issuer’s obligations under the Debenture and granted LTP a lien on all assets of such subsidiaries.

LTP was funded by a loan from a 50% subsidiary which is controlled by LTP.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Further to the above, the Issuer and LTP entered into a non-binding term sheet. The term sheet anticipates entering into a share purchase agreement whereby LTP will acquire for nominal consideration the existing business, assets and liabilities of the Issuer (the “Spin-Off”), while the Issuer will enter into a license agreement with LTP to retain rights with respect to certain of its intellectual property for the benefit of building an Education Technology business. This transaction will be subject to stockholder and regulatory approval and other conditions.

The Issuer issued the Debenture in order to secure financing to complete its business plan and obtain the funds sufficient to achieve the Issuer’s goals.

The Reporting Person continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Person may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Common Stock of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to his investment decision.

Except as set forth herein, the Reporting Person does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b)  Under the terms of the Debenture, the Reporting Person may acquire up to 4,653,511 shares of Common Stock upon the conversion of the Debenture within the 60 days of the date of this Schedule 13D (the “Initial Conversion Shares”). Accordingly, for purposes of this Schedule 13D, the Reporting Persons is deemed to have sole voting and dispositive power with respect to such 4,653,511 shares of Common Stock which comprise the Initial Conversion Shares. Based on the 23,279,197 shares of Common Stock of the Issuer outstanding as of the date hereof and assuming the issuance of the Initial Conversion shares, the Reporting Person is deemed to beneficially own 19.99% of the outstanding shares of Common Stock of the Issuer.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1	Senior Secured Convertible Debenture Agreement, dated March 8, 2021 (1)
10.2	Form of Guaranty (2)
10.3	Form of Warrant (3)
10.4	Non-binding Term Sheet, dated February 11, 2021 (4)

(1)	Incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(2)	Incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(3)	Incorporated by reference as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(4)	Incorporated by reference as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2021

LEGACY TECH PARTNERS, LLC

By:	/s/ Barry Kostiner
Barry Kostiner

President

EXHIBIT INDEX

Exhibit	Description

10.1	Senior Secured Convertible Debenture Agreement, dated March 8, 2021 (1)
10.2	Form of Guaranty (2)
10.3	Form of Warrant (3)
10.4	Non-binding Term Sheet, dated February 11, 2021 (4)

(1)	Incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(2)	Incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(3)	Incorporated by reference as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021

(4)	Incorporated by reference as Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on March 12, 2021